December 17, 2019

Chad Fischl
Chief Executive Officer
Grow Solutions Holdings, Inc.
222-111 Research Drive
Saskatoon, Canada SK S7N 3R2

       Re: Grow Solutions Holdings, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed December 5, 2019
           File No. 024-11107

Dear Mr. Fischl:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed on December 5, 2019

Manufacturing Distribution and Marketing License and Trademark Agreement, page
35

1. We note your response to prior comment 5. Please revise to give greater prominence to your discussion of the conflicts of interest by and amongst the company, its CEO, and
      FarmBoys Design Corp. Specifically, please add disclosure of potential conflicts in the sections entitled Summary and Certain Relationships and Related Party Transactions. In
      addition, please update your risk factor discussion to describe risks related to your significant reliance on products and technology owned by Mr. Fischl and FarmBoys.
      These risks may include, for example, the adverse affect on your operations if Mr. Fischl and/or FarmBoys take steps to terminate, renegotiate, or otherwise limit your rights,
 Chad Fischl
Grow Solutions Holdings, Inc.
December 17, 2019
Page 2
      including your assignment rights, under the Manufacturing Distribution and Marketing
      License and Trademark Agreement.
2. We note that you refer throughout the filing to your "licensed and proprietary" products.
      Please revise to clarify whether the proprietary rights to your products belong to your company or to third parties, such as Mr. Fischl and FarmBoys.
       You may contact Ta Tanisha Meadows at (202) 551-3322 or Donna Di Silvio at (202)
551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jacqueline Kaufman at (202) 551-
3797 with any other questions.



                                                           Sincerely,
FirstName LastNameChad Fischl
                                                           Division of
Corporation Finance
Comapany NameGrow Solutions Holdings, Inc.
                                                           Office of Trade &
Services
December 17, 2019 Page 2
cc:       Andrew Coldicutt, Esq.
FirstName LastName